Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference of our Firm under the caption “Interests of Experts”, and to the incorporation by reference in the following Registration Statements:

1)	Registration Statement (Form S-8 No. 333-143082) pertaining to the Employee Stock Purchase Plan of Stantec Consulting Services Inc., and

2)	Registration Statement (Form S-8 No. 333-143084) pertaining to the Employee Share Option Plan of Stantec Inc., and

3)	Registration Statement (Form S-8 No. 333-212932) pertaining to the Long Term Incentive Plan of Stantec Inc.

of Stantec Inc. and the use herein of our reports dated February 26, 2020, with respect to the consolidated statements of financial position as at December 31, 2019 and 2018 and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2019, and the effectiveness of internal control over financial reporting of Stantec Inc. as of December 31, 2019, included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Edmonton, Canada

February 26, 2020